CIBT EDUCATION GROUP INC.

International Head Office:

Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

CIBT Acquires Assets of Career and Language Training Schools

September 2nd, 2008 CNW Group: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) is pleased to report that it has entered into an agreement with Concordia Career College and Modus International Language Institute (collectively "Concordia Group") of Vancouver, BC to acquire all the revenue, fixed assets, licensing rights, and intellectual properties.  The closing date of this transaction is September 4th, 2008.

Concordia and Modus are both established career and English language schools with a special focus on the Korean, Japanese and Latin American markets.  Students from the Concordia Group will be merged into Sprott- Shaw International Language College (“SSILC”), a subsidiary of Sprott-Shaw Degree College, part of the CIBT Group.    SSILC, Concordia and Modus will be merged into two operations and combined resources will be shared across the CIBT Group of schools.  Through the recruitment channels of Concordia, the company will have access to delivery and recruitment networks in Korea, and Japan.

“The acquisition of Concordia and Modus has two strategic objectives", commented Toby Chu, Vice Chairman, President and CEO of CIBT Education Group Inc. "Firstly, to maximize resources in order to reach critical mass, and achieve efficiency for our language college, Sprott-Shaw International Language College, and secondly, to tap into the recruitment network (both domestically and abroad) for international students in Korea, Japan and certain Latin American countries.  Ultimately, it is our corporate objective to establish a campus presence in these countries."

“We are excited to become a member of Sprott-Shaw Community College and CIBT Education Group Inc.,” commented David Kang, President and CEO of Concordia Career College and Modus. “With solid supporting infrastructure and financial backing, we look forward to expanding our international recruitment channels and exporting of our education services to international students globally.”

About Concordia Career College:

Concordia Career College provides its students with the skills and abilities for successful language learning and career training, therefore guiding its students towards a more fulfilling and enriched career path. Concordia Career College collaborates with businesses, the community, and other educational institutes, to provide students with the best knowledge, training, and opportunities. Concordia College is a registered member of PCTIA (Private Career Training Institutions Agency).

About Modus International Language Institute:

"Modus", in Latin meaning "the way", was established in 1997 with the goal of creating a high-quality, friendly and professional school. Modus achieved much of its success from its fine faculty of teachers who provide clear explanations, interesting information, useful corrections, and personal counseling to its students. Over the years, Modus has established long term working relationships with government offices such as Citizenship and Immigration Canada.  Modus is a registered of member of TEAL - A professional association for Teachers of English Language Learners and the Canadian Education Centre Network (CEC).  Modus is also the official testing site for TOEIC Testing Centre and Cambridge Testing Centre.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 48 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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